240 Leigh Farm Road, Suite 245 Durham, NC 27707	VIA EDGAR

June 26, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:                    Ms. Suzanne Hayes

Ms. Christine Westbrook

Ms. Bonnie Baynes

Ms. Angela Connell

Re:                             Dova Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-218479

Acceleration Request

Requested Date:	Wednesday, June 28, 2017
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-218479) (the “Registration Statement”) to become effective on June 28, 2017, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Darren K. DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034, or Mark Ballantyne of Cooley LLP at (703) 456-8084.

Very truly yours,

Dova Pharmaceuticals, Inc.

By:	/s/ Alex Sapir
Alex Sapir
President and Chief Executive Officer

cc:	Douglas Blankenship, Dova Pharmaceuticals, Inc.
Divakar Gupta, Cooley LLP
Darren K. DeStefano, Cooley LLP
Mark Ballantyne, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP